SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K

                               ANNUAL REPORT

     (Mark One)

     [x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the fiscal year ended December 31, 1997

                                    OR


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from.........to........


     Commission file number 1-8349



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
                          263 13th Avenue South
                      St. Petersburg, Florida  33701-5511

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       FLORIDA PROGRESS CORPORATION
                            One Progress Plaza
                      St. Petersburg, Florida  33701

                          REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:


Report of independent certified public accountant.

Audited statements of assets available for benefits as of December 31, 1997 and 1996, prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

Audited statements of changes in assets available for benefits for the years ended December 31, 1997, and 1996, prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

Notes to financial statements.

Schedules of Assets held for investment purposes as of December 31, 1997.

Schedule of reportable 5% transactions for the year ended December 31, 1997.

                   Report of Independent Certified Public Accountants


To the Investment Committee
of the Savings Plan for Employees
of Florida Progress Corporation


In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Savings Plan for Employees of Florida Progress Corporation at December 31, 1997 and 1996, and the changes in assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Investment Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by ERISA. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for benefits for each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Price Waterhouse LLP
-----------------------
Price Waterhouse LLP
Tampa, Florida
May 19, 1998

Savings Plan for Employees of                                                                        Page 1 of 4
Florida Progress Corporation

Statement of Assets Available for Benefits
December 31, 1997 and 1996
(in thousands)
------------------------------------------------------------------------------------------------------------------------------
                                                                            1997
                                  ---------------------------------------------------------------------------------------------
                                                   Extended
                                                 Market Index    Indexed      Company      Stable     Aggressive     Indexed
                                                    Equity        Equity       Stock        Value       Equity         Bond
Assets                                Total          Fund          Fund         Fund        Fund         Fund          Fund

Investments
Extended Market Index Equity
Fund - (cost - $1,851 and $0
in 1997 and 1996, respectively)     $   1,784     $  1,784       $     -      $   -        $   -       $   -          $    -
Indexed Equity Fund - (cost -
$81,294 and $50,600 in 1997 and
1996, respectively)*                   99,750          -            99,750        -            -           -               -
Company Stock Fund - (cost -
$67,440  and $86,997 in 1997 and
1996, respectively)*                  115,105          -               -       115,105         -           -               -
Stable Value Fund - (cost -
$94,476 and $98,398 in 1997 and
1996, respectively)*                   94,476          -               -          -         94,476         -
Aggressive Equity Fund - (cost -
$55,811 and $51,208 in 1997 and
1996, respectively)*                   63,737          -               -          -            -        63,737             -
Indexed Bond Fund - (cost -
$3,112 and $250 in 1997 and 1996,
respectively)                           3,161          -               -          -            -           -             3,161
International Growth Fund -
(cost - $5,616 and $630 in 1997
and 1996, respectively)                 5,239          -               -          -            -           -               -
Balanced Conservative Fund -
(cost - $5,440 and $1,069 in 1997
and 1996, respectively)                 5,635          -               -          -            -           -               -
Balanced Moderate Fund - (cost -
$28,423 and $17,570 in 1997 and
1996, respectively)*                   30,861          -               -          -            -           -               -
Balanced Growth Fund - (cost -
$11,565 and $2,288 in 1997 and
1996, respectively)                    12,475          -               -          -            -           -               -
Echelon Stock Fund - (cost -
$1,493 and $2,339 in 1997 and
1996, respectively)                     3,860          -               -          -            -           -               -
Loan Fund - (cost - $19,228
and $18,497 in 1997 and 1996,
respectively)                          19,228          -               -          -            -           -               -
                                  -------------- ------------- ------------- -----------  ----------  ------------  -----------
                                      455,311        1,784          99,750     115,105      94,476      63,737          3,161
Cash -
   Administrative working funds           326          -               -           326         -           -               -
Member and company
   contributions receivable               -            -               -          -            -           -               -
                                  -------------- ------------- ------------- -----------  ----------  ------------  -----------
   Total assets                       455,637        1,784          99,750     115,431      94,476      63,737          3,161
                                  -------------- ------------- ------------- -----------  ----------  ------------  -----------
Assets available for benefits      $  455,637      $ 1,784      $   99,750   $ 115,431     $94,476    $ 63,737      $   3,161
                                  ============== ============= ============= ===========  ==========  ============  ===========


* Represents 5% or more of assets available for benefits.

                           The accompanying Notes to Financial Statements are an
                        integral part of these financial statements.
                                                - 2 -

Savings Plan for Employees of                                                                        Page 2 of 4
Florida Progress Corporation

Statement of Assets Available for Benefits
December 31, 1997 and 1996
(in thousands)
----------------------------------------------------------------------------------------------------------------------


                                                                            1997
                                       --------------------------------------------------------------------------------
                                       International     Balanced      Balanced    Balanced      Echelon
                                           Growth      Conservative    Moderate     Growth        Stock        Loan
Assets                                      Fund           Fund          Fund        Fund         Fund         Fund
Investments
Extended Market Index Equity Fund -
 (cost - $1,851 and $0 in 1997 and
 1996, respectively)                    $          -   $          -    $       -  $       -     $      -     $     -
Indexed Equity Fund - (cost -
$81,294 and $50,600 in 1997 and
 1996, respectively)*                              -              -            -          -            -           -
Company Stock Fund - (cost -
 $67,440 and $86,997 in 1997
 and 1996, respectively)*                          -              -            -          -            -           -
Stable Value Fund - (cost -
 $94,476 and $98,398 in 1997 and
 1996, respectively)*                              -              -            -          -            -           -
Aggressive Equity Fund - (cost -
 $55,811 and $51,208 in 1997
 and 1996, respectively)*                          -              -            -          -            -           -
Indexed Bond Fund - (cost -
 $3,112 and $250 in 1997 and
 1996, respectively)                               -              -            -          -            -           -
International Growth Fund - (cost -
 $5,616 and $630 in 1997 and
 1996, respectively)                           5,239              -            -          -            -           -
Balanced Conservative Fund -
  (cost - $5,440 and $1,069 in 1997
  and 1996, respectively)                          -          5,635            -          -            -           -
Balanced Moderate Fund - (cost -
 $28,423 and $17,570 in 1997 and
 1996, respectively)*                              -              -       30,861          -            -           -
Balanced Growth Fund - (cost -
 $11,565 and $2,288 in 1997 and
 1996, respectively)                               -              -            -     12,475            -           -
Echelon Stock Fund - (cost -
 $1,493 and $2,339 in 1997 and
 1996, respectively)                               -              -            -          -        3,860           -
Loan Fund - (cost - $19,228
 and $18,497 in 1997 and 1996,
 respectively)                                     -              -            -          -            -      19,228
                                       --------------- -------------- ----------- ------------ ------------ -----------
                                               5,239          5,635       30,861     12,475        3,860      19,228
Cash -
   Administrative working funds                    -              -            -          -            -           -

Member and company
   contributions receivable                        -              -            -          -            -           -
                                       --------------- -------------- ----------- ------------ ------------ -----------
   Total assets                                5,239          5,635       30,861     12,475        3,860      19,228
                                       --------------- -------------- ----------- ------------ ------------ -----------
Assets available for benefits           $      5,239   $       5,635   $  30,861   $ 12,475     $  3,860     $19,228
                                       =============== ============== =========== ============ ============ ===========


* Represents 5% or more of assets available for benefits.

                           The accompanying Notes to Financial Statements are an
                        integral part of these financial statements.
                                                - 3 -


Savings Plan for Employees of                                                                        Page 3 of 4
Florida Progress Corporation

Statement of Assets Available for Benefits
December 31, 1997 and 1996
(in thousands)
-------------------------------------------------------------------------------------------------------------------


                                                                      1996
                               -----------------------------------------------------------------------------------

                                                Indexed       Company       Stable      Aggressive      Indexed
                                                Equity         Stock         Value        Equity         Bond
Assets                            Total          Fund          Fund          Fund          Fund          Fund
Investments
Indexed Equity Fund - (cost -
 $81,294 and $50,600 in 1997
 and 1996, respectively)*       $ 52,513       $  52,513     $    -         $    -       $     -        $    -
Company Stock Fund  - (cost -
 $67,440 and $86,997 in
 1997 and 1996, respectively)*   133,047               -      133,047            -             -             -
Stable Value Fund  -  (cost -
 $94,476 and $98,398 in 1997
 and 1996, respectively)*         98,398               -           -         98,398            -             -
Aggressive Equity Fund - (cost -
 $55,811 and $51,208 in 1997
 and 1996, respectively)*         49,997               -           -             -          49,997           -
Indexed Bond Fund - (cost -
 $3,112 and $250 in 1997
 and 1996, respectively              250               -           -             -              -           250
International Growth Fund - (cost -
 $5,616 and $630 in 1997 and
 1996, respectively)                 625               -           -             -              -            -
Balanced Conservative Fund -
 (cost - $5,440 and $1,069 in 1997
 and 1996, respectively)           1,051               -           -             -              -            -
Balanced Moderate Fund -
 (cost - $28,423 and $17,570
in 1997 and 1996, respectively)   17,415               -           -             -              -            -
Balanced Growth Fund - (cost -
 $11,565 and $2,288 in 1997
 and 1996, respectively)           2,243               -           -             -              -            -
Echelon Stock Fund - (cost -
 $1,493 and $2,339 in 1997
 and 1996, respectively)           4,246               -           -             -              -            -
Loan Fund - (cost - $19,228
 and $18,497 in 1997 and
 1996, respectively)              18,497               -           -             -              -            -
                               -------------  ------------  ------------  ------------  ------------  ------------
                                 378,282           52,513     133,047        98,398         49,997          250
Cash -
   Administrative working funds      115               -          115            -              -            -
Members and company
 contributions receivable          1,090              211         179           279            284            4
                               -------------  ------------  ------------  ------------  ------------  ------------
   Total assets                  379,487           52,724     133,341        98,677         50,281          254
                               -------------  ------------  ------------  ------------  ------------  ------------
Assets available for benefits  $ 379,487      $    52,724   $ 133,341     $  98,677     $   50,281     $    254
                               =============  ============  ============  ============  ============  ============


*Represents 5% or more of assets available for benefits.

                           The accompanying Notes to Financial Statements are an
                        integral part of these financial statements.
                                                - 4 -

Savings Plan for Employees of                                                                        Page 4 of 4
Florida Progress Corporation

Statement of Assets Available for Benefits
December 31, 1997 and 1996
(in thousands)
---------------------------------------------------------------------------------------------------------------------


                                                                         1996
                                  ------------------------------------------------------------------------------------
                                  International     Balanced      Balanced      Balanced      Echelon
                                      Growth       Conservative   Moderate       Growth        Stock         Loan
Assets                                 Fund           Fund          Fund          Fund          Fund         Fund
Investments
Indexed Equity Fund - (cost -
 $81,294 and $50,600 in 1997
 and 1996, respectively)*         $       -       $         -    $       -     $       -     $      -       $   -
Company Stock Fund - (cost -
 $67,440 and $86,997 in 1997
 and 1996, respectively)*                 -                 -            -             -            -           -
Stable Value Fund - (cost -
 $94,476 and $98,398 in 1997
 and 1996, respectively)*                 -                 -            -             -            -           -
Aggressive Equity Fund - (cost -
 $55,811 and $51,208 in 1997
 and 1996, respectively)*                 -                 -            -             -            -           -
Indexed Bond Fund - (cost -
 $3,112 and $250 in 1997
 and 1996, respectively)                  -                 -            -             -            -           -
International Growth Fund -
 (cost - $5,616 and $630 in 1997
 and 1996, respectively)                625                 -            -             -            -           -
Balanced Conservative Fund -
 (cost - $5,440 and $1,069 in
 1997 and 1996, respectively)             -             1,051            -             -            -           -
Balanced Moderate Fund -
 (cost - $28,423 and $17,570 in
 1997 and 1996, respectively)             -                 -       17,415             -            -           -
Balanced Growth Fund -
 (cost - $11,565 and $2,288 in
 1997 and 1996, respectively)             -                 -            -         2,243            -           -
Echelon Stock Fund - (cost -
 $1,493 and $2,339 in 1997
 and 1996, respectively)                  -                 -            -             -        4,246           -
Loan Fund - (cost - $19,228
 and $18,497 in 1997 and
 1996, respectively)                      -                 -            -             -            -      18,497
                                  ---------------  ------------  ------------  -----------  ------------- ------------
                                        625             1,051       17,415         2,243        4,246      18,497
Cash -
   Administrative working funds           -                 -            -             -            -           -
Members and company
 contributions receivable                16                 7           73            37            -           -
                                  ---------------  ------------  ------------  -----------  ------------- ------------
   Total assets                         641             1,058       17,488         2,280        4,246      18,497
                                  ---------------  ------------  ------------  -----------  ------------- ------------
Assets available for benefits     $     641        $    1,058    $  17,488     $   2,280    $   4,246     $18,497
                                  ===============  ============  ============  ===========  ============= ============

* Represents 5% or more of assets available for benefits.


                           The accompanying Notes to Financial Statements are an
                         integral part of these financial statements.
                                                 - 5 -

Savings Plan for Employees of                                                                        Page 1 of 5
Florida Progress Corporation

Statement of Changes in Assets Available for Benefits
For the Years Ended December 31, 1997 and 1996 (in thousands)
------------------------------------------------------------------------------------------------------------------

                                                                             1997
                                              --------------------------------------------------------------------
                                    Extended
                                                            Market Index      Indexed       Company      Stable
                                                               Equity         Equity         Stock        Value
                                                Total           Fund           Fund          Fund         Fund
Investment income -
   Interest and dividends                     $   19,611    $          98   $     1,953   $     6,764   $   5,327
                                              -----------   --------------  ------------  ------------  ----------
Total investment income                           19,611               98         1,953         6,764       5,327
                                              -----------   --------------  ------------  ------------  ----------

Net investment gains (losses) -
   Realized gains (losses) on investments         23,600              (9)         3,358        17,465           -
   Unrealized appreciation (depreciation)
    of investment                                 31,508             (67)        16,565         1,978           -
                                              -----------   --------------  ------------  ------------  ----------
Total net investment gains (losses)               55,108             (76)        19,923        19,443           -
                                              -----------   --------------  ------------  ------------  ----------

Contributions -
   Members                                        20,500               52         4,800         2,870       4,143
   Company, net of forfeitures                     8,848               17         1,973         1,287       2,021
                                              -----------   --------------  ------------  ------------  ----------
Total contributions                               29,348               69         6,773         4,157       6,164
                                              -----------   --------------  ------------  ------------  ----------
Withdrawals and expenses -
   Members' withdrawals                           27,904               14         3,928         8,405       9,701
   Administrative expenses                            13                6             -             7           -
                                              -----------   --------------  ------------  ------------  ----------
Total withdrawals and expenses                    27,917               20         3,928         8,412       9,701
                                              -----------   --------------  ------------  ------------  ----------
Net change during the year
 prior to interfund transfers                     76,150               71        24,721        21,952       1,790
Interfund transfers                                    -            1,713        22,305      (39,862)     (5,991)
                                              -----------   --------------  ------------  ------------  ----------
Net change during the year                        76,150            1,784        47,026      (17,910)     (4,201)

Assets available for benefits -
   Beginning of year                             379,487                -        52,724       133,341      98,677
                                              -----------   --------------  ------------  ------------  ----------
   End of year                                $  455,637    $       1,784   $    99,750   $   115,431   $  94,476
                                              ===========   ==============  ============  ============  ==========

                           The accompanying Notes to Financial Statements are an
                         integral part of these financial statements.
                                                 - 6 -

Savings Plan for Employees of                                                                        Page 2 of 5
Florida Progress Corporation

Statement of Changes in Assets Available for Benefits
For the Years Ended December 31, 1997 and 1996 (in thousands)
------------------------------------------------------------------------------------------------------------------


                                                                               1997
                                                  ----------------------------------------------------------------
                                                   Aggressive        Indexed       International      Balanced
                                                     Equity            Bond            Growth       Conservative
                                                      Fund             Fund             Fund            Fund
Investment income -
   Interest and dividends                          $   1,499       $       99       $      220       $     259
                                                  --------------  ---------------  ---------------  --------------
Total investment income                                1,499               99              220             259
                                                  --------------  ---------------  ---------------  --------------

Net investment gains (losses) -
   Realized gains (losses) on investments                898                6               48              70
   Unrealized appreciation (depreciation)
    of investment                                      9,131               49             (371)            214
                                                  --------------  ---------------  ---------------  --------------
Total net investment gains (losses)                   10,029               55             (323)            284
                                                  --------------  ---------------  ---------------  --------------
Contributions -
   Members                                             5,125              150              536             222
   Company, net of forfeitures                         2,182               48              204              81
                                                  --------------  ---------------  ---------------  --------------
Total contributions                                    7,307              198              740             303
                                                  --------------  ---------------  ---------------  --------------

Withdrawals and expenses -
   Members' withdrawals                                2,896              108              176             289
   Administrative expenses                                 -                -                -               -
                                                  --------------  ---------------  ---------------  --------------
Total withdrawals and expenses                         2,896              108              176             289
                                                  --------------  ---------------  ---------------  --------------

Net change during the year
 prior to interfund transfers                         15,939              244              461             557
Interfund transfers                                   (2,483)           2,663            4,137           4,020
                                                  --------------  ---------------  ---------------  --------------
Net change during the year                            13,456            2,907            4,598           4,577

Assets available for benefits -
   Beginning of year                                  50,281              254              641           1,058
                                                  --------------  ---------------  ---------------  --------------
   End of year                                    $   63,737      $     3,161      $     5,239      $    5,635
                                                  ==============  ===============  ===============  ==============

                           The accompanying Notes to Financial Statements are an
                                   integral part of these financial statements
                                                      - 7 -


Savings Plan for Employees of                                                                        Page 3 of 5
Florida Progress Corporation

Statement of Changes in Assets Available for Benefits
For the Years Ended December 31, 1997 and 1996 (in thousands)
----------------------------------------------------------------------------------------------------------------------

                                                                                   1997
                                                    -------------------------------------------------------------------
                                                       Balanced         Balanced           Echelon
                                                       Moderate          Growth             Stock            Loan
                                                         Fund             Fund              Fund             Fund
Investment income -
   Interest and dividends                           $        1,346   $          489    $             -   $       1,557
                                                    ---------------  ---------------   ----------------  --------------
Total investment income                                      1,346              489                  -           1,557
                                                    ---------------  ---------------   ----------------  --------------

Net investment gains (losses) -
   Realized gains (losses) on investments                      377              217              1,170               -
   Unrealized appreciation (depreciation)
    of investment                                            2,593              956                460               -
                                                    ---------------  ---------------   ----------------  --------------
Total net investment gains (losses)                          2,970            1,173              1,630               -
                                                    ---------------  ---------------   ----------------  --------------
Contributions -
   Members                                                   1,653              949                  -               -
   Company, net of forfeitures                                 635              400                  -               -
                                                    ---------------  ---------------   ----------------  --------------
Total contributions                                          2,288            1,349                  -               -
                                                    ---------------  ---------------   ----------------  --------------
Withdrawals and expenses -
   Members' withdrawals                                        998              662                268             459
   Administrative expenses                                       -                -                  -               -
                                                    ---------------  ---------------   ----------------  --------------
Total withdrawals and expenses                                 998              662                268             459
                                                    ---------------  ---------------   ----------------  --------------
Net change during the year
 prior to interfund transfers                                5,606            2,349              1,362           1,098
Interfund transfers                                          7,767            7,846            (1,748)           (367)
                                                    ---------------  ---------------   ----------------  --------------

Net change during the year                                  13,373           10,195              (386)             731

Assets available for benefits -
   Beginning of year                                        17,488            2,280              4,246          18,497
                                                    ---------------  ---------------   ----------------  --------------

   End of year                                      $       30,861   $       12,475    $         3,860   $      19,228
                                                    ===============  ===============   ================  ==============

                                The accompanying Notes to Financial Statements are an
                                     integral part of these financial statements
                                                         - 8 -

Savings Plan for Employees of                                                                        Page 4 of 5
Florida Progress Corporation

Statement of Changes in Assets Available for Benefits
For the Years Ended December 31, 1997 and 1996 (in thousands)
------------------------------------------------------------------------------------------------------------------


                                                                         1996
                                    -------------------------------------------------------------------------------

                                                   Indexed       Company        Stable      Aggressive    Indexed
                                                    Equity        Stock         Value         Equity        Bond
                                       Total         Fund          Fund          Fund          Fund         Fund
Investment income -
   Interest and dividends           $    18,060   $    1,427    $    8,628    $    5,581    $      395    $      1
                                    ------------  -----------   -----------   -----------   -----------   ---------
Total investment income                  18,060        1,427         8,628         5,581           395           1
                                    ------------  -----------   -----------   -----------   -----------   ---------

Net investment gains (losses) -
   Realized gains (losses) on
   investments                           46,825       18,754         8,341             -        16,066           -
   Unrealized appreciation
   (depreciation) of investment         (43,347)     (10,985)      (19,038)            -      (12,604)           -
                                    ------------  -----------   -----------   -----------   -----------   ---------
Total net investment gains (losses)       3,478        7,769      (10,697)             -         3,462           -
                                    ------------  -----------   -----------   -----------   -----------   ---------

Contributions
   Members                               17,404        2,494         3,766         5,196         4,760           2
   Company, net of forfeitures            8,257        1,192         1,840         2,573         2,074           5
                                    ------------  -----------   -----------   -----------   -----------   ---------
Total contributions                      25,661        3,686         5,606         7,769         6,834           7
                                    ------------  -----------   -----------   -----------   -----------   ---------

Withdrawals and expenses -
   Members' withdrawals                  31,195        2,671        13,843        10,569         2,410           1
   Administrative expenses                   71            1            65             3             2           -
                                    ------------  -----------   -----------   -----------   -----------   ---------
Total withdrawals and expenses           31,266        2,672        13,908        10,572         2,412           1
                                    ------------  -----------   -----------   -----------   -----------   ---------

Net change during the year
 prior to interfund transfers            15,933       10,210      (10,371)         2,778         8,279           7
Interfund transfers                           -        3,948      (11,733)       (6,125)         5,365         247
                                    ------------  -----------   -----------   -----------   -----------   ---------

Net change during the year               15,933       14,158      (22,104)       (3,347)        13,644         254

Assets available for benefits -
   Beginning of year                    363,554       38,566       155,445       102,024        36,637           -
                                    ------------  -----------   -----------   -----------   -----------   ---------

   End of year                       $  379,487   $   52,724    $  133,341    $   98,677    $   50,281    $    254
                                    ============  ===========   ===========   ===========   ===========   =========

                           The accompanying Notes to Financial Statements are an
                        integral part of these financial statements.
                                                    - 9 -

Savings Plan for Employees of                                                                       Page 5 of 5
Florida Progress Corporation

Statement of Changes in Assets Available for Benefits
For the Years Ended December 31, 1997 and 1996 (in thousands)
------------------------------------------------------------------------------------------------------------------------



                                                                             1996
                                       ----------------------------------------------------------------------------------
                                       International      Balanced       Balanced     Balanced      Echelon
                                          Growth        Conservative     Moderate      Growth        Stock       Loan
                                           Fund             Fund           Fund         Fund         Fund        Fund
Investment income -
   Interest and dividends              $          17    $         19    $      637   $       55    $       -   $   1,300
                                       --------------   -------------   -----------  -----------   ----------  ----------
Total investment income                           17              19           637           55            -       1,300
                                       --------------   -------------   -----------  -----------   ----------  ----------

Net investment gains (losses) -
   Realized gains (losses) on
   investments                                    -               -         3,664            -            -            -
   Unrealized appreciation
   (depreciation) of investment                  (5)            (18)       (2,559)         (45)        1,907           -
                                       --------------   -------------   -----------  -----------   ----------  ----------
Total net investment gains (losses)              (5)            (18)         1,105         (45)        1,907           -
                                       --------------   -------------   -----------  -----------   ----------  ----------

Contributions -
   Members                                         8               3         1,156           19            -           -
   Company, net of forfeitures                    19               9           500           45            -           -
                                       --------------   -------------   -----------  -----------   ----------  ----------
Total contributions                               27              12         1,656           64            -           -
                                       --------------   -------------   -----------  -----------   ----------  ----------

Withdrawals and expenses -
   Members' withdrawals                            -               -           995            2            -         704
   Administrative expenses                         -               -             -            -            -           -
                                       --------------   -------------   -----------  -----------   ----------  ----------
Total withdrawals and expenses                     -               -           995            2            -         704
                                       --------------   -------------   -----------  -----------   ----------  ----------

Net change during the year
 prior to interfund transfers                     39              13         2,403           72        1,907         596
Interfund transfers                              602           1,045         2,328        2,208        2,339       (224)
                                       --------------   -------------   -----------  -----------   ----------  ----------

Net change during the year                       641           1,058         4,731        2,280        4,246         372

Assets available for benefits -
   Beginning of year                               -               -        12,757            -            -      18,125
                                       --------------   -------------   -----------  -----------   ----------  ----------
   End of year                         $         641    $      1,058    $   17,488   $    2,280    $   4,246   $  18,497
                                       ==============   =============   ===========  ===========   ==========  ==========

                           The accompanying Notes to Financial Statements are an
                         integral part of these financial statements.
                                                   - 10 -

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------


1.   Description of Plan and Summary of Accounting Policies:

     The following description of the Savings Plan for Employees of Florida Progress Corporation (Plan or Savings Plan) provides only general information. Participants should refer to the Savings Plan Summary Plan Description/Prospectus, as amended, which is part of the "You & Your
     Company: A Strategic Partnership" employee handbook and the "About Your Plan" booklet, which is part of the "The Power to Plan Your Future" package from The Vanguard Group, Inc. for more complete descriptions of the Plan's provisions.

     The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). An employee of the Participating Companies (as defined below) is eligible to participate in the Plan if he or she has completed at least six months of uninterrupted employment or worked at least 1,000 hours in a twelve-month period. Participation in the Plan is voluntary. Effective April 1, 1998, the Plan was amended to provide immediate eligibility upon employment for making employee contributions (either pre-tax or after-tax). Employees become eligible to receive matching employer contributions on employee contributions made after completing at least six months of uninterrupted employment or having worked at least 1,000 hours in a twelve-month period. The following companies participated in the Plan during the year ended December 31, 1997:

          Florida Progress Corporation
          Florida Power Corporation
          Electric Fuels Corporation
          Progress Energy Corporation

     Effective January 1, 1997, Talquin Development Company and Advanced Separation Technologies Incorporated no longer participated in the Plan.

     Contributions

     Eligible employees may elect to contribute up to 16% of their annual base pay and may designate these contributions as either Regular Savings after-tax and/or 401(k) pretax dollars. Each participating company contributes each month (each pay period effective January 1, 1997) an amount equal to 75% of the employees' contributions, up to 6% of base pay.

     Prior to January 1, 1997, each participating company contributed employer matching contributions monthly, in the amount equal to 65% of the employees' eligible contributions, up to 6% of base pay. Individual corporations, achieving certain predetermined goals and participating in the special company contribution portion of the Savings Plan, could make an additional contribution of 5% for each of two goals achieved (up to a maximum of 10%) on up

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------

     to 6% of eligible employee contributions to Regular Savings or 401(k). All corporations who participated in the special company contribution portion of the Savings Plan achieved a portion of their individual Savings Plan goals in 1996, resulting in additional special contributions of $1,090.

     Participant Accounts

     A separate account is maintained for each investment option of a participant by type of contribution. Plan earnings are allocated and credited to the account monthly (daily effective November 1, 1996), based on the adjusted balance of each participant's account. Forfeitures of non-vested employer contributions by terminated participants may be used to reduce employer matching contributions.

     Vesting

     Participants are immediately vested in their Regular Savings and 401(k) contributions and earnings thereon. The Company Match Account and the earnings thereon, vest gradually based on the following Years of Continuous Service schedule.

     Years of Continuous Service                 Vested Percentage
     ---------------------------                 -----------------
     Less than 2                                          0%
     2 but less than 3                                   25%
     3 but less than 4                                   50%
     4 but less than 5                                   75%
     5 or more                                          100%

     A year of Continuous Service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

     Payment of Benefits

     Upon separation of service due to termination, death, disability or retirement (after age 55), participants can elect to leave their account balance within the Plan, for any length of time up to age 70, or elect to receive a lump-sum amount equal to the value of their account balance, or select from a menu of installment payment options. Although no further employee contributions are allowed, terminated or retired employees may continue to exchange amounts among the investment options. The amounts of deferred vested benefits payable to terminated or retired participants at December 31, 1997 and 1996 were $73,556 and $56,213, respectively. Benefits are recorded when paid.

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------
     Loans to Participants

     All actively employed Savings Plan participants with available account balances may apply for a loan from their own Plan account. No loan shall exceed the lesser of fifty thousand dollars or one-half of the participant's vested Savings Plan account balance. The amount of each individual loan will be collateralized with an equivalent portion of the participant's Savings Plan account balance. This amount will be transferred from the participant's account and placed in a separate Loan Fund. A participant is permitted a maximum of four outstanding loans at any one time. Each loan shall bear interest at a reasonable rate, as determined by the Investment Committee for the Savings Plan for Employees' Trust of Florida Progress Corporation ("Investment Committee"). Effective October 1991, the loan interest rate is determined on a quarterly basis, using the Florida Savings Certificate of Deposit rate as published in The Wall Street Journal, as its primary factor. Interest charged on employee loans is credited to the individual participant accounts.

     Effective November 1, 1996, with the conversion to The Vanguard Group, Inc., a participant can choose repayment terms on a new loan ranging from 6 to 60 months. Repayments are made via payroll deduction for active regular employees, by Automated Clearing House ("ACH") payment for active non-regular employees and by direct payment to the Savings Plan for inactive participants. Additionally, participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding Loan Fund balance). Excess loan repayments of principal and interest over new loans issued during the year are reflected as interfund transfers for reinvestment to the respective investment funds. Deficits are reflected as transfers out of the investment funds to the loan fund.

     Plan Termination

     It is the intention of the Company that the Plan continue in operation; however, the Company has the right to amend the Plan, discontinue its contributions at any time, and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------
     amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications

     Certain amounts in the prior year financial statements have been reclassified to conform to the current year manner of presentation. These amounts do not have a material impact on the financial statements taken as a whole.

2.   Investments:

     Effective November 1, 1996, the Plan Trustee was changed from Chase Manhattan Bank - Global Investor Services to The Vanguard Group, Incorporated; also at that time, the recordkeeper was changed from Hewitt Associates LLP to The Vanguard Group, Incorporated.

     Upon enrollment in the Plan, participants may direct employee and the participating company contributions in any of the following investment options (with the exception of the Echelon Stock Fund):

     Extended Market Index Equity Fund - Effective November 3, 1997, the Extended Market Index Equity Fund was added to the investment choices of the Savings Plan. This fund seeks to track the performance of the Wilshire 4500 Equity Index, a broadly diversified stock index of medium-size and small U.S. companies. Since none of these stocks are included in the Standard & Poor's 500 Composite Stock Price Index - the index that another Plan investment choice, the S&P Indexed Equity Fund, seeks to track - - the Extended Market Index Equity Fund was added to complement the S&P Indexed Equity Fund.

     Indexed Equity Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     Company Stock Fund - Invests in Florida Progress Corporation common stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

     Stable Value Fund - Seeks to preserve the value of your original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks, and other similar types of fixed-principal investments. It is designed to maintain a constant $1.00 share value.

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------

     Aggressive Equity Fund - Invests in a portfolio of stocks in certain emerging industry groups that offer above-average long-term growth potential. Current income is only an incidental consideration.

     Indexed Bond Fund - Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

     International Growth Fund - Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     Balanced Conservative Fund - Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund.

     Balanced Moderate Fund - (formerly named the Balanced Fund) Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.

     Balanced Growth Fund - Seeks to provide long-term growth of capital by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.

     Echelon Stock Fund - A special temporary stock fund within the Plan was created on December 19, 1996 by a stock dividend allocated to participants with account balances in the Company Stock Fund in a ratio of one share of Echelon International Corporation for every fifteen shares of Florida Progress Corporation stock held within the Savings Plan.

     Effective April 1, 1998, the Echelon Fund became frozen to all participant activity at which time an orderly liquidation of all remaining Echelon Fund shares was begun. This liquidation was completed on April 23, 1998, with the proceeds being transferred to the Company Stock Fund for the affected participants.

     Effective January 1, 1996, the frozen Employee Stock Ownership Plan ("ESOP") was merged with the Company Stock Fund to create an active ESOP within the defined contribution plan. Prior year fund balances have been restated to conform with current year presentation.

     Prior to November 1996, the valuation of each fund, with the exception of the Stable Value Fund, was determined at the end of each month based on published prices. The valuation of the

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------
     Stable Value Fund was determined at the end of each month based on invested principal and accumulated interest paid at contracted rates. Each employee's account value was based on the most recent valuation. The Stable Value Fund included investment contract arrangements whereby a specified rate of return was guaranteed by a creditworthy insurance company or bank for a specified period (six months). If the return on the underlying investments was different from the guaranteed rate of return during the guarantee period, that difference was factored into the guaranteed rate of return for the subsequent period. The underlying investments included U.S. Government, U.S. Government agency and corporate fixed-income securities.

     Effective with the change in Trustee on November 1, 1996, the valuation of all funds occurs daily. Each mutual fund's (the "Fund") share price or (net asset value) per share is determined by dividing the total market value of the Fund's investments and other assets, less any liabilities, by the number of outstanding shares of the Fund. Net asset value is determined as of the regular close of the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day the exchange is open for trading.

     The dividends for the Indexed Bond Fund and the Stable Value Fund are accrued daily and are distributed monthly in the form of reinvested shares. The dividends are computed and declared daily as of the regular close of business and are payable to participants of record as of the prior business day. In other words, participants whose purchases of shares are effective today will receive the dividend beginning tomorrow. For redemptions, participants will receive the dividend up to and including the day of redemption.

     The Stable Value Fund's investment contracts are carried at contract value, which represents contributions made plus interest accrued at the contract rate, less withdrawals. These contractual arrangements consist of investments in securities together with contracts under which a bank or other creditworthy institution provides for benefit-responsive withdrawals by participants at contract value.

     Purchases and sales of investments are recorded on the trade date with gains and losses determined by using an average cost basis for investments. Unrealized appreciation or depreciation is recorded based on the market value of investments on the valuation date. When Florida Progress Corporation common stock is distributed from the Company Stock Fund to participants in settlement of their accounts, these funds recognize gains or losses equal to the difference between average cost and the quoted market value of the shares distributed.

     3. Expenses of the Plan:

     The Company pays a portion of the expenses for services necessary for the administration of the Plan.

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------


     4. Reconciliation of Financial Statements to Form 5500:

     The realized gains and unrealized appreciation (depreciation) of the Plan assets reported in the financial statements are $23,600 and $31,508 and $46,825 and ($43,347) for 1997 and 1996, respectively. The calculation of these amounts is based on the historical cost of the assets. However, when the Plan files its Form 5500, these amounts are required to be calculated based on the fair market value of Plan assets as of the previous year-end. Using this calculation method, the amount of realized gains (losses) and unrealized appreciation (depreciation) is $4,871 and $50,237 and $12,569 and ($9,091), for 1997 and 1996, respectively.

     5.  Tax Status and Federal Income Taxes:

     The Internal Revenue Service has determined and informed the Company by a letter dated June 13, 1996, that the Plan is a qualified employees' trust under Section 401(a) of the Internal Revenue Code (Code). As such, the Plan is exempt from federal income taxes under Section 501(a).


Savings Plan for Employees of                                                            Schedule I
Florida Progress Corporation                                                            Page 1 of 2

Item 27a - Schedule of Assets Held for Investment Purposes at
December 31, 1997
(Dollar and share amounts in thousands)
-------------------------------------------------------------------------------------------------------------------

                                                                       1997
                                                    --------------------------------------------
                                                      Number of
                                                      Shares or
Identity of Issue                                     Principal                      Current
and Title of Issue                                     Amount           Cost          Value
------------------                                 --------------   ------------  -------------
EXTENDED MARKET INDEX EQUITY FUND
---------------------------------
Mutual Fund -
   Vanguard Index Trust
   Extended Market Portfolio                                   58    $     1,851   $      1,784
                                                                     ============  =============

INDEXED EQUITY FUND
-------------------
Mutual Fund -
   Vanguard Index Trust 500
   Portfolo                                                 1,107    $    81,294   $     99,750
                                                                     ============  =============

COMPANY STOCK FUND
------------------
Common Stock of Florida
   Progress Corporation                                     9,824    $    67,440   $    115,105
                                                                     ============  =============

STABLE VALUE FUND
-----------------
Structured Investment
   Contracts                                              $94,476    $    94,476   $     94,476
                                                                     ============  =============

AGGRESSIVE EQUITY FUND
----------------------
Mutual Fund -
   Putnam New Opportunities Fund                            1,310    $    55,811   $     63,737
                                                                     ============  =============

INDEXED BOND FUND
-----------------
Mutual Fund -
   Vanguard Total Bond Market Portfolio                       313    $     3,112   $      3,161
                                                                     ============  =============

INTERNATIONAL GROWTH FUND
-------------------------
Mutual Fund -
   Vanguard International
   Growth Portfolio                                           320    $     5,616   $      5,239
                                                                     ============  =============

BALANCED CONSERVATIVE FUND
--------------------------
Mutual Fund -
   Vanguard LifeStrategy Conservative
   Growth Portfolio                                           421    $     5,440   $      5,635
                                                                     ============  =============

                           The preceding Notes to Financial Statements are an
                       integral part of these financial statements.

                                                   - 18 -

Savings Plan for Employees of                                                                   Schedule I
Florida Progress Corporation                                                                   Page 2 of 2

Item 27a - Schedule of Assets Held for Investment Purposes at
December 31, 1997
(Dollar and share amounts in thousands)
-------------------------------------------------------------------------------------------------------------------

                                                                         1997
                                                        ----------------------------------------
                                                         Number of
                                                         Shares or
Identity of Issue                                        Principal                    Market
and Title of Issue                                        Amount         Cost          Value
------------------                                     ------------  ------------  ------------
BALANCED MODERATE FUND
----------------------
Mutual Fund -
   Vanguard LifeStrategy Moderate
   Growth Portfolio                                           2,084    $   28,423    $   30,861
                                                                      ============  ============

BALANCED GROWTH FUND
--------------------
Mutual Fund -
   Vanguard LifeStrategy
   Growth Portfolio                                             778    $   11,565    $   12,475
                                                                      ============  ============

ECHELON STOCK FUND
------------------
   Common Stock of Echelon
   International Corporation                                    245    $    1,493    $    3,860
                                                                      ============  ============

LOAN FUND
---------
   Loans other than  mortgages  with
   interest  rates ranging from 6.25% to 9.0%,
   maturing at various times up to five years            $   19,228   $    19,228    $   19,228
                                                                      ============  ============

                          The preceding Notes to Financial Statements are an
                      integral part of these financial statements.

                                                   - 19 -


Savings Plan for Employees of Florida Progress Corporation                                                              Schedule II

Item 27d - Schedule of Reportable Transactions* For the Year Ended December 31,
1997
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                         Current Value
                                                                                  Expense                  of Asset
Identity of                                Purchase      Selling      Lease     Incurred with  Cost of  on Transaction
Party Involved     Description of Asset     Price         Price       Rental    Transaction      Asset       Date         Net Gain
The Vanguard
 Group             Indexed Equity Fund    $81,370,702   $      --     $  --     $    --     $    --      $81,370,702    $     --

The Vanguard
 Group             Indexed Equity Fund           --      54,056,001      --          --      50,732,671   54,056,001     3,323,330

Vanguard/
 Florida Progress  Florida Progress
                   Corporation
                   Common Stock            34,238,768          --        --          --           --      34,238,768          --

Vanguard/
 Florida Progress  Florida Progress
                   Corporation
                   Common Stock                  --      69,510,056      --          --      52,477,793   69,510,056    17,032,263

The Vanguard
 Group             Stable Value Fund       92,249,452          --        --          --            --     92,249,452          --

The Vanguard
 Group             Stable Value Fund             --      96,175,448      --          --      96,175,448   96,175,448          --

The Vanguard
 Group             Aggressive Equity
                    Fund                   39,425,001          --        --          --            --     39,425,001          --

The Vanguard
 Group             Aggressive Equity
                    Fund                         --      35,713,246      --          --      34,815,525   35,713,246       897,721

The Vanguard
 Group             Balanced Moderate
                    Fund                   22,329,843          --        --          --            --     22,329,843          --

The Vanguard
 Group             Balanced Moderate
                    Fund                         --      11,853,612      --          --      11,480,403   11,853,612       373,209

The Vanguard
 Group             Balanced Growth
                    Fund                   17,352,924          --        --          --            --     17,352,924          --

The Vanguard
 Group             Balanced Growth
                    Fund                         --       8,294,165      --          --       8,078,209     8,294,165      215,956



* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets at December 31, 1996, as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosures under
ERISA.

  This Schedule was prepared from data certified by the Trustee of the Plan.

The preceding Notes to Financial Statements are an integral part of these financial statements.

                                              - 20 -

                                 EXHIBITS

  23 Consent of Price Waterhouse LLP, independent certified public accountants.


                                SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan for Employees of Florida Progress Corporation) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SAVINGS PLAN FOR EMPLOYEES OF
                                    FLORIDA PROGRESS CORPORATION


Date: June 23, 1998              By: /s/  William G. Kelley
                                      ---------------------------
                                       William G. Kelley
                                       Plan Administrator
                                       for the Savings Plan for
                                       Employees Trust of Florida
                                       Progress Corporation

                                 By: /s/  James A. McClure, III
                                      ---------------------------
                                       James A. McClure, III
                                       Secretary and Member of the
                                       Investment Committee for the
                                       Savings Plan for Employees
                                       Trust of Florida Progress
                                       Corporation


                                 ( By: /s/ Jeffrey R. Heinicka
                                 (    ---------------------------
                                 (     Jeffrey R. Heinicka
                                 (
                                 (
Members of the Investment        ( By: /s/ Kenneth E. McDonald
Committee for the Savings        (    ---------------------------
Plan for Employees Trust of      (     Kenneth E. McDonald
Florida Progress Corporation     (
                                 (
                                 ( By: /s/ John Scardino, Jr.
                                 (    ---------------------------
                                 (     John Scardino, Jr.
                                 (
                                 ( By: /s/ Karen T. Rezanka
                                 (    ---------------------------
                                 (     Karen T. Rezanka
                                 (

                               EXHIBIT INDEX


     Exhibit
     Number         Description
     -------        -----------


     23             Consent of Price Waterhouse LLP